Technest Holdings, Inc. One McKinley Square- Fifth Floor Boston, MA 02109 Tel: (617) 722-9800 Fax: (617) 722-9809 April 11, 2007 VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549 Attention: Peggy Fisher, Assistant Director Eduardo Aleman, Staff Attorney

Re:	Technest Holdings, Inc.
Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 filed April 11, 2007
File No. 333-135478

Dear Mr. Aleman:

This letter is in reply to the comment letter dated March 23, 2007 (the “Comment Letter”) sent to Suzette R. O’Connor, Co-General Counsel of Technest Holdings, Inc. (the “Company”) regarding Amendment No. 1 to the Company’s Registration Statement on Form SB-2 filed on March 16, 2007 (the “Registration Statement”). The Registration Statement relates to the distribution of 2,577,320 shares (the “Shares”) of the Company’s Common Stock by Markland Technologies, Inc. (“Markland”), of which the Company is a subsidiary. At your instruction, we have prepared this letter for the purpose of responding to the issues raised by the Staff in the Comment Letter in regard to the opinion filed as Exhibit 5.1 to the Registration Statement. Our responses to the comments provided in the Comment Letter are set forth below. Each response follows the corresponding numbered comment contained in the Comment Letter.

1.	We note the third paragraph of the legality opinion. It is not appropriate to assume away legal issues that relate directly to the legality of the securities. Please delete these assumptions.

The third paragraph of the legality opinion has been deleted.

U.S. Securities and Exchange Commission
April 11, 2007

2.	Given the last sentence in the penultimate paragraph, file a legality opinion that is dated the day you plan to go effective on the registration statement.

The revised opinion filed as exhibit 5.1 with Amendment no. 2 omits the sentence referred to in the above comment as well as the penultimate sentence in that paragraph.

Please contact me at (540) 207-3057 if you have any questions or need any additional information in connection with this letter.

Regards,

/s/ Suzette R. O’Connor

Suzette R. O’Connor
Co-General Counsel
Technest Holdings, Inc.

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.
Daniel Clevenger, Esq.